UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015

SEC FILE NUMBER
8-69183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LION STREET FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 CONGRESS AVENUE, STE 2500
(No. and Street)

AUSTIN (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES R. RICHARD 214-533-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT STRATEMANN & CO., LLP
(Name – *if individual, state last, first, middle name*)

811 BARTON SPRINGS, SUITE 550 AUSTIN TX 78704
(Address) (City) [redacted]

15049811

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, James R. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LION STREET FINANCIAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILONKA NOBLES
Notary Public, State of Texas
My Commission Expires
June 21, 2018

Ilonka Nobles
Notary Public

James R. Richards
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lion Street Financial, LLC
Table of Contents

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report

To the Board of Directors
Lion Street Financial, L.L.C
Austin, Texas

We have audited the accompanying statement of financial condition of Lion Street Financial, L.L.C. (the "Company") as of December 31, 2014 and 2013, and the related statements of loss, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lion Street Financial, L.L.C. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in the Net Capital Computation (the "Supplementary Information") has been subjected to the audit procedures performed in conjunction with the audits of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information.

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1500
HOUSTON, TEXAS 77056
800 879 4966

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 27, 2015

Lion Street Financial, LLC
Statements of Financial Condition
December 31, 2014 and 2013

Assets

		2014		2013
Assets				
Cash	$	227,249	$	102,040
Prepaid expenses		6,374		4,325
Accounts receivable-trade		45,006		-
Receivables from affiliate firms		13,462		630
Notes receivable		79,163		-
Software – net of accumulated amortization		5,000		12,500
Total assets	$	376,254	$	119,495

Liabilities and Member's Equity

		2014		2013
Liabilities				
Accounts payable	$	5,948	$	36,675
Payable to affiliate firms		-		3,412
Accrued expenses		20,593		26,208
Total liabilities		26,541		66,295
Member's Equity				
Member's contributed equity		2,854,372		1,519,876
Accumulated deficit		(2,504,659)		(1,466,676)
Total member's equity		349,713		53,200
Total liabilities and member's equity	$	376,254	$	119,495

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC

Statements of Loss

Years Ended December 31, 2014 and 2013

	2014	2013
Revenues	$ 1,399,802	$ 37,833
Cost of revenues	1,126,993	33,168
Gross profit	272,809	4,665
Operating expenses:		
Salaries and related costs	892,986	648,033
Service Fees	120,166	-
General and administrative	101,688	93,610
Occupancy	43,500	51,855
Technology	42,952	11,941
Taxes and licenses	40,451	56,098
Travel and entertainment	22,806	53,747
Professional and legal	15,849	136,903
Compliance	13,502	3,150
Marketing and meetings	8,555	49,086
Amortization	7,500	2,500
Transition assistance	3,743	-
Consulting	-	161,113
Total operating expenses	1,313,698	1,268,036
Operating loss	$ (1,040,889)	$ (1,263,371)
Interest Income	2,906	-
Net Loss	$ (1,037,983)	$ (1,263,371)

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statements of Changes in Member's Equity
Years Ended December 31, 2014 and 2013

	Member's Contributed Equity	Accumulated Deficit	Total
Balance at December 31, 2012	$ 203,305	$ (203,305)	$ -
Capital contributions	1,316,571		1,316,571
Net loss	-	(1,263,371)	(1,263,371)
Balance at December 31, 2013	$ 1,519,876	$ (1,466,676)	$ 53,200
Capital contributions	1,334,496	-	1,334,496
Net loss	-	(1,037,983)	(1,037,983)
Balance at December 31, 2014	$ 2,854,372	$ (2,504,659)	$ 349,713

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC

Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows From Operating Activities		
Net loss	$ (1,037,983)	$ (1,263,371)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	7,500	2,500
Changes in operating assets and liabilities:		
Prepaid expenses	(2,049)	(4,325)
Accounts receivable-trade	(45,006)	-
Receivables from affiliate firms	(12,832)	(630)
Accounts payable	(30,727)	40,087
Payable to affiliate firms	(3,412)	-
Accrued expenses	(5,615)	19,208
Net cash used in operating activities	(1,130,124)	(1,206,531)
Cash Flows From Investing Activities		
Notes receivable	(79,163)	-
Purchase of software	-	(15,000)
Net cash used in investing activities	(79,163)	(15,000)
Cash Flows From Financing Activities – capital contributions	1,334,496	1,316,571
Net cash provided by financing activities	1,334,496	1,316,571
Net increase in cash	125,209	95,040
Cash at beginning of year	102,040	7,000
Cash at end of year	$ 227,249	$ 102,040

Notes to the financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations
Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Leo Williams Holdings, LLC, which is wholly owned by Lion Street, Inc. ("LSI").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amortization
Software is stated at cost. Amortization is calculated on the straight-line method using the following estimated useful life: software – two years.

Impairment of Long-Lived Assets
The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company did not recognize an impairment loss during the year ended December 31, 2014.

Revenue Recognition
Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to its member in accordance with its respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the Texas gross margin tax.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

2. Software

Software and the related accumulated amortization at December 31, 2014 consist of the following:

Software	$ 15,000
Less accumulated amortization	10,000
Net software	$ 5,000

Amortization expense for the year ended December 31, 2014 totaled $7,500.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $200,708. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 at December 31, 2014.

4. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI to fund the Company through capital contributions. The Company is an indirect, wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. At December 31, 2014, LSI made capital contributions to the Company of $1,334,496 for working capital and to cover operating expenses.

4. Related Party Transactions (continued)

LSI previously entered into a consulting fee agreement with its Series A Preferred Stockholders whereby the stockholders provide assistance to LSI in developing, reviewing, and considering certain proposals and suggestions relating to the management of LSI's business. In 2014, LSI and its stockholders agreed to discontinue the fee agreement going forward and retroactively reverse the fees for fiscal years 2013 and 2014 resulting in a reduction of expense of $56,250.

5. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation.

6. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.

Lion Street Financial entered into a clearing agreement with Pershing LLC on December 5, 2014. As of December 31, 2014, Lion Street Financial had no activities with Pershing and the clearing account was not funded until January 5, 2015.

Supplementary Information

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness or Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Total member's equity	$ 349,713
Deductions:	
Nonallowable assets:	
Prepaid expenses	(6,374)
Software – net of accumulated amortization	(5,000)
Unsecured receivables and other assets	(137,631)
Total net capital	$ 200,708
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 26,541
Total aggregate indebtedness	$ 26,541
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$ 1,769
Minimum dollar net capital requirement of broker-dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
Net capital over the required minimum	$ 195,708
Ratio of aggregate indebtedness to net capital	.13 to 1

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report on Review of Exemption

To the Board of Directors
Lion Street Financial, L.L.C.
Austin, Texas

We have reviewed management's statements included in the accompanying Exemption Report, in which *(a)* Lion Street Financial, L.L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lion Street Financial, L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and *(b)* Lion Street Financial, L.L.C. stated that Lion Street Financial, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Lion Street Financial, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lion Street Financial, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 27, 2015

Lion Street Financial, LLC's Exemption Report

Lion Street Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*:]

Lion Street Financial, LLC is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
or

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) through December 31, 2014 without exception.

____
Lion Street Financial, LLC

I, James R. Richards, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: Financial and Operations Principal